Via Facsimile and U.S. Mail
Mail Stop 6010

March 20, 2007

Chris Mao Peng
Chief Executive Officer
China Biopharmaceuticals Holdings, Inc.
Suite 602, China Life Tower
16 Chaowai Street, Chaoyang Dist.
Beijing, China 100020

Re: Item 4.02 Form 8-K
Filed March 19, 2007
File No. 000-09987

Dear Mr. Peng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02(a)

1.   Please clarify in the filing whether the company's board of directors, a committee of the board of directors or the officer or officers of the company authorized to take such action when board action is not required, concluded that the previously issued financial statements should not be relied upon.

2.	We note your disclosure that the quarterly reports for the interim periods ended June 30, 2006 and September 30, 2006 are subject to amendments. Please provide us with additional information so that we can understand the timing of the investigations and when you anticipate filing the amended reports.

3.	Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-B, the adequacy of your previous assertions in your December 31, 2005 Form 10-KSB regarding your disclosure controls and disclosure controls and procedures.

* * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3649.

Sincerely,

Vanessa Robertson
Staff Accountant